Exhibit 99.1

Volvo Decides on Investments in Production of Engines and Gearboxes

STOCKHOLM, Sweden--AB Volvo’s Board of Directors has decided to invest slightly more than 1.7 billion in Volvo Powertrain. The investment will result in manufacturing capacity for heavy diesel engines increasing by 20 percent and capacity for heavy gearboxes increasing by 50 percent.

As a result of increased demand for the Volvo Group’s products in emerging markets such as Eastern Europe and Asia, production requirements for heavy diesel engines and heavy gearboxes are also rising. To meet this demand, Volvo’s Board of Directors has decided to invest a total of SEK 1.7 billion in the Group’s manufacturing of diesel engines and heavy gearboxes in the period through 2009.

The foundry and production plant in Skövde, where production capacity for heavy diesel engines will be increased by 20 percent, will account for a large part of the investment, slightly more than SEK 1.1 billion. The investment there will comprise machinery, premises and environment-enhancing measures. In Köping, where production of gearboxes is conducted, the investment will amount to SEK 400 million, which will increase production capacity for gearboxes by 50 percent. In addition, minor investments will be made in a number of Volvo Powertrain’s plants in other parts of the world, to ensure that industrial systems are adjusted to the higher production capacity.

June 15, 2007

The Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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